OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	August 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The Shaw Group Inc.

Full Name of Registrant

Former Name if Applicable
4171 Essen Lane

Address of Principal Executive Office (Street and Number)
Baton Rouge, Louisiana 70809

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The registrant was required to file its Annual Report on Form 10-K for the period ended August 31, 2008 with the Securities and Exchange Commission by October 30, 2008 (the “2008 Form 10-K”). The registrant was unable to file its 2008 Form 10-K by the prescribed due date of October 30, 2008 because the Company was unable to complete its financial statements in a timely manner due to the restatement of its unaudited quarterly financial data for the second and third fiscal quarters of the fiscal year 2008 consolidated financial statements of the registrant, which reflect restatements to correct for accounting errors in the previously filed Quarterly Reports on Form 10-Q of those periods. The cumulative impact from these restatements adversely impacted our scheduled reporting processes for our 2008 Form 10-K. The Company is diligently working to complete this process as soon as possible with a target of filing the 2008 Form 10-K within fifteen days following the original due date as prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael J. Kershaw	(225)	932-2500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-K for the fiscal year ended August 31, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report record financial results for our fiscal year ended August 31, 2008. We expect our income to be approximately $140.7 million, or $1.67 per diluted share, compared to a loss of $19.0 million, or $0.24 per diluted share, in 2007.
We expect our cash flow from operations for our fiscal year ended August 31, 2008 to be approximately $623.9 million compared to $461.0 million in fiscal year 2007. We expect to report cash and cash equivalents of approximately $936.7 million at August 31, 2008, up from $360.6 million, at August 31, 2007.
The results of our Westinghouse segment continue to experience significant volatility from non-cash foreign exchange translation losses resulting from increases in the value of the Japanese yen versus the U.S. dollar. We expect to report translation losses or approximately $69.7 million pre-tax, or approximately $42.4 million after-tax, in fiscal year 2008 compared to $33.2 million pre-tax, or $20.2 million after-tax, in fiscal year 2007.
We expect to report revenues in fiscal year 2008 of approximately $7.0 billion, an increase or 22 percent, compared to $5.7 billion in fiscal year 2007. We expect our new awards to total approximately $8.3 billion in fiscal year 2008 driven by large contracts within the fossil & nuclear and environmental & infrastructure segments. We expect to report backlog of unfilled orders at year-end or approximately $15.6 billion compared to $14.3 billion at August 31, 2007. Our backlog excludes the majority of work expected to be performed under contracts with Georgia Power Company, South Carolina Electric & Gas Company and Progress Energy Florida, Inc. for a total of six new Westinghouse AP1000™ nuclear reactors, as we continue to operate under limited notices to proceed for these projects. Approximately $5.7 billion, or 37 percent, of our current backlog is expected to be converted to revenues during the next 12 months.
Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the registrant and assumptions that it believes to be reasonable. The registrant is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the 2008 Form 10-K. The registrant’s actual decisions, performance, and results may differ materially.

The Shaw Group Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 30, 2008	By	Michael J. Kershaw

Senior Vice President and
Chief Accounting Officer